SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 19341

                                Compu-DAWN, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   20476A 10 0
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                                 (CUSIP Number)





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     1The  remainder  of this cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 20476A 10 0                                      Page  2  of  6  Pages
          -----------                                           ---    ---
--------------------------------------------------------------------------------


1                                     NAME OF REPORTING PERSON
                                      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
                                      PERSON (ENTITIES ONLY)

                                      Mark Honigsfeld

2                                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                      GROUP*
                                                                    (a) o
                                                                    (b) o
3                                     SEC USE ONLY

4                                     CITIZENSHIP OR PLACE OF ORGANIZATION

                                      United States
                       5              SOLE VOTING POWER

                                      723,200

      NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH
                       6               SHARED VOTING POWER

                                       -0-
                       7               SOLE DISPOSITIVE POWER

                                       723,200
                       8               SHARED DISPOSITIVE POWER

                                       -0-
9                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                       REPORTING PERSON

                       723,200
10                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                       CERTAIN SHARES*

                       [ ]

11                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       24.7%



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---------------------
12                     TYPE OF REPORTING PERSON*

                       IN
---------------------  --------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1(a)    Name of Issuer:

         Compu-DAWN, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

         77 Spruce Street
         Cedarhurst, New York, 11516

Item 2(a)    Name of Person Filing:

         Mark Honigsfeld

Item 2(b)    Address of Principal Business Office or, if none, Residence:

         77 Spruce Street
         Cedarhurst, New York, 11516

Item 2(c)    Citizenship:

         United States of America

Item 2(d)    Title of Class of Securities:

         Common Shares, par value $.01 per share

Item 2(e) CUSIP Number:

         20476A 10 0

Item 3 This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).

Item 4(a) Amount Beneficially Owned as of December 31, 1997:

         723,200 (including 100,000 shares issuable upon the exercise of options which are currently exercisable). Includes 423,200 shares held by the Mark Honigsfeld Revocable Living Trust (the "Honigsfeld Trust") dated March 27, 1996 whose sole beneficiary is Mr. Honigsfeld's wife. Mr. Honigsfeld, the settlor and trustee of the Honigsfeld Trust, has the right to terminate the Honigsfeld Trust and receive the shares. Also includes 200,000 shares held by the Mardee Charity Fund Foundation, of which Mr. Honigsfeld is the trustee.

Item 4(b)    Percent of Class:

         24.7%




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Item 4(c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:  723,200

         (ii) shared power to vote or to direct the vote: -0-

         (iii) sole power to dispose or to direct the disposition of: 723,200

         (iv) shared power to dispose or to direct the disposition of: -0-

Item 5    Ownership of Five Percent or Less of a Class.

         Inapplicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

         Reference is made to Item 4(a) hereof.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Inapplicable.

Item 8 Identification and Classification of Members of the Group.

          Inapplicable.

Item 9    Notice of Dissolution of Group.

          Inapplicable.

Item 10   Certification.

          Inapplicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            February 13, 1998
                                                            Date


                                                            /s/ Mark Honigsfeld
                                                            Signature


                                                            Mark Honigsfeld
                                                            Name



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